SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2022

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

From August 1st to 31st, 2022 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002(1):

Company Name: Ambev S.A.
Group and Related Persons	( X ) Board of Directors	( ) Management	( ) Fiscal Council	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity

Shares	Common	12,194,947
ADR	Common	0
Transactions in the month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)

Final Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity

Shares	Common	12,194,947
ADR	Common	0

(1) When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3) Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

Each ADR is equivalent to 1 (one) share.

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

From August 1st to 31st, 2022 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002(1):

Company Name: Ambev S.A.
Group and Related Persons	( ) Board of Directors		( X ) Management	( ) Fiscal Council		( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives		Securities Characteristics (2)					Quantity

Shares		Common					2,328,292
ADR		Common					541,613
Transactions in the month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
ADR	Common	XP Investments	Sell	18	21,343	15.58277	332,583.06
ADR	Common	HSBC Securities	Sell	29	72,835	15.48063	1,127,531.68
Shares	Common	Itaú Corretora	Sell	03	7,300	14.63	106,799.00
Shares	Common	Itaú Corretora	Sell	04	4,000	14.70	58,800.00
Shares	Common	Itaú Corretora	Sell	04	13,100	14.80	193,880.00
Shares	Common	Itaú Corretora	Sell	08	68,200	14.70	1,002,540.00
Shares	Common	Itaú Corretora	Sell	11	7,500	15.25	114,375.00
Shares	Common	Itaú Corretora	Sell	12	2,500	15.25	38,125.00
Shares	Common	XP Corretora	Sell	15	10,200	15.45	157,590.00
Shares	Common	XP Corretora	Sell	15	15,900	15.46	245,814.00
Shares	Common	Itaú Corretora	Sell	16	6,500	15.45	100,425.00
Shares	Common	Itaú Corretora	Sell	16	2,500	15.50	38,750.00
Shares	Common	XP Corretora	Sell	18	30,021	15.90	477,333.90

Final Balance
Securities / Derivatives		Securities Characteristics (2)					Quantity

Shares		Common					2,160,571
ADR		Common					447,435

(1) When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3) Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

Each ADR is equivalent to 1 (one) share.

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

From August 1st to 31st, 2022 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002(1):

Company Name: Ambev S.A.
Group and Related Persons		( ) Board of Directors	( ) Management	( X ) Fiscal Council	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives		Securities Characteristics (2)				Quantity

Shares		Common				0
Transactions in the month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)

Final Balance
Securities / Derivatives		Securities Characteristics (2)				Quantity

Shares		Common				0

(1)	When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3) Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 08, 2022

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer